UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 18, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F    ☑       Form 40-F    ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes    ☐       No    ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:     /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title:  Group Secretary & General Counsel
Date: April 18, 2007

Site Address
Lihir Island, New Ireland Province
Papua New Guinea
tel +675 986 4014
Lihir Gold Limited	fax +675 986 4018

Incorporated in Papua New Guinea	Postal Address
ARBN 069 803 998	PO Box 789, Port Mores by NCD 121
Papua New Guinea
tel +675 321 7711
fax +675 321 4705
www.lihir.com.pg
Mr Justin Nelson
Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
SYDNEY NSW 2000
[By email: Justin.Nelson@asx.com.au]
17 April 2007
ASX RELEASE
Record Date for Entitlement Offer
Lihir Gold Limited (LHG) is in trading halt in connection with the Entitlement Offer which was announced this morning.
The record date for determining who is entitled to participate in the Entitlement Offer is Friday 20 April 2007.
However, ASX has granted a waiver to LHG so that it may ignore any changes in security holdings which occur after the announcement of the trading halt in LHG shares on 16 April 2007 (other than registrations of transactions which were effected through SEATS before that announcement on 16 April 2007).
Therefore, a person who is a registered shareholder at 7.00pm on 20 April 2007 as a result of a dealing (including a borrowing/lending transaction) after the announcement of the trading halt on 16 April 2007 (other than the registration of a transaction effected through SEATS before the announcement of the trading halt on 16 April 2007) may not be entitled to receive an entitlement under the Entitlement Offer.
For further information, please contact:
Joe Dowling
General Manager Corporate Affairs
Phone: +617 3318 3308
Company Secretary